LEPERCQ-ISTEL FUND

                           SHAREHOLDER SERVICING PLAN


     This Shareholder Servicing Plan (the "Plan") is adopted by Lepercq-Istel Trust, a business trust organized under the laws of The Commonwealth of Massachusetts, on behalf of its Lepercq-Istel Fund series the "Fund"), subject to the following terms and conditions:

     Section 1. Servicing Agreements; Annual Fees.

     Shareholder Servicing Agreements. The Fund and the Distributor of the Fund, Lepercq, de Neuflize Securities Inc., a wholly owned subsidiary of the Adviser (the "Distributor"), are each authorized to enter into Shareholder Servicing Agreements on behalf of the Fund (the "Agreements"), the form of which shall be approved by the Board of Trustees of the Trust (the "Board"), with financial institutions and other persons who provide shareholder liaison services ("Service Providers") as set forth in this Plan.

     Shareholder Servicing Fee. The Fund may pay either (i) to the Distributor, who may, in turn, pay Service Providers or, (ii) directly to Service Providers, a shareholder servicing fee under the Plan at an annual rate of up to 0.25% of the average daily net assets of the Fund (the "Servicing Fee"). Provided, however, that the Fund shall not directly or indirectly pay any amounts that exceed any applicable limits imposed by law or the National Association of Securities Dealers, Inc.

     Adjustment to Fees. The Fund may pay a Servicing Fee to the Distributor at a lesser rate than the fees specified in Section I hereof as agreed upon by the Board of Trustees and the Distributor and approved in the manner specified in
Section 3 of this Plan.

     Payment of Fees. The Servicing Fees will be calculated daily and paid monthly at the annual rate indicated above.

     Section 2. Expenses Covered by the Plan.

     Servicing Fees may be used for payments to Service Providers who provide personal or account maintenance services to their customers who may from time to time beneficially own shares to the extent the Distributor or Service Provider is permitted to do so under applicable statutes, rules and regulations. Such services may include: answering customer inquiries regarding account matters; assisting shareholders in designating and changing various account options; aggregating and processing purchase and redemption orders and transmitting and receiving funds for shareholder orders; transmitting, on behalf of the Trust, proxy statements, prospectuses and shareholder reports to shareholders and tabulating proxies; processing

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divided payments and providing subaccounting services for Fund shares held beneficially; and providing such other services as the Trust or a shareholder may request.

     Section 3. Approval of Trustees.

     Neither the Plan nor any related agreements will take effect until approved by a majority of both (a) the full Board of Trustees of the Trust and (b) those Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

     Section 4. Continuance of the Plan.

     The Plan will continue in effect for successive twelve-month periods; provided, however, that such continuance is specifically approved at least annually by the Fund's Board of Trustees and by a majority of the Qualified Trustees.

     Section 5. Termination.

     The Plan may be terminated at any time (i) by the Fund without the payment of any penalty, by the vote of a majority of the outstanding voting securities of the Fund or (ii) by a vote of the Qualified Trustees.

     Section 6. Amendments.

     No material amendment to the Plan may be made unless approved by the Fund's Board of Trustees in the manner described in Section 3 above.

     Section 7. Written Reports.

     In each year during which the Plan remains in effect, a person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or any related agreement will prepare and furnish to the Board, and the Board will review, at least quarterly, written reports which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

     Section 8. Preservation of Materials.

     The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 7 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.


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     Section 9. Limit of Liability.

     The limitation of shareholder liability set forth in the Fund's Declaration of Trust is hereby acknowledged. The obligations of the Fund under this Plan, if any, shall not be binding upon the Trustees individually or upon holders of shares of the Fund individually but shall be binding only upon the assets and property of the Fund, and upon the Trustees insofar as they hold title thereto.

     Section . Meanings of Certain Terms.

     As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the Investment Company Act of 1940 by the Securities and Exchange Commission.


                                   LEPERCQ-ISTEL TRUST ON BEHALF
                                   OF THE LEPERCQ-ISTEL FUND


                                   By:  __________________________________

                                   LEPERCQ, DE NEUFLIZE SECURITIES,
                                            INC.


                                   By:  __________________________________


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